FORM 4

Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1934 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

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1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
Averitt Richard G. (Last) (First) (Middle)	**Raymond James Financial (RJF)**	_____ Director _____ 10% Owner __X__ Officer (give title below) _____ Other (specify below)
880 Carillon Parkway (Street)	3. IRS or Social Security Number of Reporting Person (Voluntary)	4. Statement for Month/Day/Year **January 15, 2003**	**CEO RJFS**
St. Petersburg FL 33716 (City) (State) (ZIP)		5. If Amendment Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) **X** Form filed by One Reporting Person ___ Form filed by More than One Reporting Person

Table I — Non Derivative Securities Acquired, Disposed of , or beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at Following Reported Transactions (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Raymond James Financial, Inc. (RJF)			Code	V	Amount	(A) or (D)	Price			
RJF Common Stock	**1/15/2003**		**M**		**6,000**	**A**	**$ 22.167**	**89,538**	**D**	
RJF Common Stock								**16,109**	**I**	**ESOP**

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

(Over)

* If the form is filed by more than one reporting person, *see* Instruction 4(b)(v).

SEC 1474 (7-96)

FORM 4 (continued)   (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3.A Deemed Execution Date if any (Month/Day/Y)	4. Transaction Code (Instr. 8)		5. Number or Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount Underlying Securities (Instr. 3 and 4)		8. Price of derivative Security (Instr. 5)	9. Number of derivative Securities Beneficially Owned at End of derivative Month (Instr. 4)	10. Ownership Form of Security Direct (D) or Indirect (I) Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Employee Stock Option (Right to buy)	$ 22.167	1/15/2003		M			6,000								
Employee Stock Option (Right to buy)								Current	1/18/2005	**Common stock**	2,400	20.6250			
Employee Stock Option (Right to buy)								11/18/2003	1/18/2005	**Common stock**	800	20.6250			
Employee Stock Option (Right to buy)								11/18/2004	1/18/2005	**Common stock**	800	20.6250			
Employee Stock Option (Right to buy)								11/28/2004	1/28/2007	**Common stock**	2,609	32.0000			
Employee Stock Option (Right to buy)								11/28/2005	1/28/2007	**Common stock**	2,191	32.0000			
Employee Stock Option (Right to buy)								11/28/2006	1/28/2007	**Common stock**	1,200	32.0000			
Employee Stock Option (Right to buy)								12/16/05- 12/16/07	2/16/2008	**Common stock**	#####	32.5400			
Employee Stock Option (Right to buy)								12/16/05- 12/16/07	2/16/2008	**Common stock**	5,884	32.5400	35,000	**D**	

Explanation of Responses:

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

/S/ DICK AVERITT   1/16/2003
**Signature of Reporting Person   Date

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